

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 29, 2008

Joseph F. Longo
Chairman, President & CEO
Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525

> **Re:** **Startech Environmental Corporation**
> **Supplemental Response Letter Dated May 23, 2008**
> **Form S-3**
> **File Nos. 333-143478 and 333-145903**

Dear Mr. Longo:

We have reviewed your letter and have the following comments.

<u>General</u>

1. Please tell us whether the statements regarding the 2008 Wall Street Transcript interview and information on how to receive a copy from the company have been removed from your website.

2. Please tell us how you will ensure that in the future statements regarding an investment in the company's stock will not be made by management while the company has registration statements for the sale of securities pending.

****

You may contact Jennifer Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3760 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Scott Rosenblum (*via facsimile* 212/715-8000)
       Kramer Levin Naftalis & Frankel LLP
       1177 Avenue of the Americas
       New York, New York 10036